Mail Stop 4720

August 21, 2009

By U.S. Mail and Facsimile to (404) 253-8847

John C. Hope, III
Chairman of the Board and Chief Executive Officer
Whitney Holding Corporation
228 St. Charles Avenue
New Orleans, Louisiana 70130

> **Re: Whitney Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and related filings**
> **File No. 0-1026**

Dear Mr. Hope:

We have reviewed your response letter dated August 4, 2009 and have the following comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation

1.   In your response to prior comment 4, you indicate that you did not disclose your annual bonus performance targets because their disclosure would cause competitive harm to Whitney Holding Corporation. Since these targets directly impact an understanding of how the compensation committee determined the amount of incentive compensation paid to the named executive officers, please disclose the targets. Alternatively, please discuss in greater detail how the disclosure of these targets, particularly after the end of the fiscal year, when your

overall financial and operating performance has been disclosed, could cause competitive harm.

<p style="text-align:center">*   *   *   *</p>

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

If you have any questions, you may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3448.

Sincerely,

Jessica Livingston
Senior Counsel

cc: John B. Shannon, Esq.
       Alston & Bird LLP
       (by fax)